United States Securities and Exchange Commission
Division of Corporation Finance
May 5, 2016

May 5, 2016
Via EDGAR

Office of Natural Resources
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4628
100 F Street, NE
Washington, DC 20549
Attention: Brad Skinner, Senior Assistant Chief Accountant
Wei Lu, Staff Accountant

Re:    PDC Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 19, 2015
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 22, 2016
Supplemental Response dated March 1, 2016
File No. 000-07246
Ladies and Gentlemen:
With respect to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in its comment letter dated April 14, 2016 (the “Comment Letter”) relating to the Annual Reports on Form 10-K for the fiscal years ended December 31, 2014 and 2015 (the “Annual Reports”) of PDC Energy, Inc. (the “Company”), the Company responds as follows:
The comments of the Staff are set forth below for ease of reference, and are numbered to correspond to the numbered comments in the Comment Letter.
Form 10-K for Fiscal Year Ended December 31, 2015
Notes to Consolidated Financial Statements
Crude Oil and Natural Gas Information, page 89

1.
We have read your response to comment 2 in our letter dated February 18, 2016. We note your explanation indicating that the proved undeveloped reserves relating to any additional locations added within downspaced sections were included in Extensions, Discoveries and Other Additions category because they were interpreted to be an extension of the proved drainage area. To the extent that your infill wells fall within an area previously determined by drilling on broader spacing within the section, such wells also fall within the previously defined proved area and volume. Since the infill wells do not alter the extent of the prior proved area or the overall volume available for drainage but result in the recovery of additional reserves within the section, the changes

United States Securities and Exchange Commission
Division of Corporation Finance
May 5, 2016

in proved estimates relating to the infill wells should be classified as revisions pursuant FASB ASC 932-235-50-5-b. Please modify your disclosure as necessary to resolve any inconsistencies in the classification the changes in the net quantities of your proved reserves.
Response:
Consistent with the undersigned’s telephonic discussion with the Staff, the Company proposes to include, in its Annual Report on Form 10-K for the year ending December 31, 2016 and future years, additions of proved undeveloped reserves relating to additional locations added within downspaced sections that fall within an area previously determined by drilling on broader spacing within the section in the Revisions category rather than in the Extensions, Discoveries and Other Additions category.
The Company hereby acknowledges a) that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, b) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and c) that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned with any questions at 303.860.5800.

Sincerely,

/s/ Gysle R. Shellum

Gysle R. Shellum
Chief Financial Officer